Exhibit 9

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 15, 2023 relating to the financial statements of New Gold Inc. and the effectiveness of New Gold Inc.’s internal control over financial reporting appearing in this annual report on Form 40-F for the year ended December 31, 2022.

“/s/ Deloitte LLP”
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 24, 2023